Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-12089

OFFERING CIRCULAR SUPPLEMENT NO. 3

Date of Offering Circular: December 19, 2022

August 24, 2023

NV REIT LLC

c/o Neighborhood Ventures, Inc.

5227 N. 7th Street

Phoenix, AZ 85014

602-714-1555

https://neighborhood.ventures

This document (the “Supplement”) supplements the Offering Circular of NV REIT, LLC, (the “Company”) dated December 19, 2022 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular. The Company has invested in the entity described below (the “Project Entity”).

Name of Project Entity	Venture on 17th LLC
Type of Entity	LLC
State of Formation	Arizona
Address of Project Entity	5227 N 7th St Phoenix, AZ 85014
Description of Real Estate Project	Multifamily
Location of Project	5112 N 17th St Phoenix, AZ 85015
Purchase Price	$7,150,000
Proposed Financing of Project	Bank Loan: $4,026,000 - $4,758,000 Equity: $2,562,000 - $3,294,000
Nature of Company’s Interest in Project Entity	Limited Liability Company
Amount of Actual or Anticipated Investment	$275,000
Fees and Compensation to Sponsor